(An Exploration-Stage Company)

Condensed Interim Consolidated Financial Statements
As of June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011
(in Canadian dollars)
(Unaudited)

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)
(in Canadian dollars)

	As of June 30,	As of December 31,
	2012	2011
	$	$
ASSETS
Current assets
Cash and cash equivalents	17,330,399	7,759,933
Receivables (note 3)	2,715,971	2,776,834
Prepaid expenses and other current assets (note 4)	2,858,862	2,050,481
Total current assets	22,905,232	12,587,248

Non-current assets
Mineral properties	88,668,710	88,668,710
Property, plant and equipment	490,844	373,409
Total non-current assets	89,159,554	89,042,119
Total assets	112,064,786	101,629,367

LIABILITIES
Current liabilities
Payables and accrued liabilities (note 5)	5,716,447	7,376,731
Due to related parties (note 6)	564,127	156,863
Flow-through share premium obligation	-	216,460
Total current liabilities	6,280,574	7,750,054

EQUITY
Share capital and warrants (notes 7 and 8)	188,212,377	149,573,447
Other capital	18,285,754	13,096,693
Deficit	(100,713,919)	(68,790,827)
Total equity	105,784,212	93,879,313
Total liabilities and equity	112,064,786	101,629,367

Basis of preparation (note 1) Commitments (note 14) Subsequent events (note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

“Bruce Humphrey”	“Christopher Noel Dunn”
Bruce Humphrey Director	Christopher Noel Dunn Director

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
For the six-month periods ended June 30, 2012 and 2011

(in Canadian dollars, except share data)

	Common shares	Share capital and warrants	Other capital	Deficit	Total
	(number)	$	$	$	$

Balance – December 31, 2010	81,589,189	142,973,784	2,867,971	(32,347,749)	113,494,006
Issuances pursuant to the exercise of warrants	640,725	930,195	-	-	930,195
Issuances pursuant to the exercise of stock options	245,000	728,196	(348,487)	-	379,709
Share-based compensation costs	-	-	4,489,493	-	4,489,493
Net loss	-	-	-	(10,958,624)	(10,958,624)
Balance – June 30, 2011	82,474,914	144,632,175	7,008,977	(43,306,373)	108,334,779

	Common shares	Share capital and warrants	Other capital	Deficit	Total
	(number)	$	$	$	$

Balance – December 31, 2011	84,717,514	149,573,447	13,096,693	(68,790,827)	93,879,313
Issuances pursuant to private placement, net of transaction costs (note 7)	14,981,273	37,337,471	-	-	37,337,471
Issuances pursuant to the exercise of warrants (note 8)	384,010	1,070,683	-	-	1,070,683
Issuances pursuant to the exercise of stock options (note 9)	86,300	230,776	(106,697)	-	124,079
Share-based compensation costs	-	-	5,295,758	-	5,295,758
Net loss	-	-	-	(31,923,092)	(31,923,092)
Balance – June 30, 2012	100,169,097	188,212,377	18,285,754	(100,713,919)	105,784,212

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
For the six-month periods ended June 30, 2012 and 2011

(in Canadian dollars, except share data)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$

Operating expenses
Exploration and evaluation expenses	9,287,659	2,400,481	19,616,581	4,729,116
General and administrative expenses	4,374,380	2,933,037	8,767,212	6,146,882
Environmental, aboriginal, government and community expenses	2,556,242	59,412	3,928,414	192,260
	16,218,281	5,392,930	32,312,207	11,068,258

Loss from operations	(16,218,281)	(5,392,930)	(32,312,207)	(11,068,258)

Finance income	14,446	86,977	172,655	109,634

Loss before income taxes	(16,203,835)	(5,305,953)	(32,139,552)	(10,958,624)
Income tax recovery	-	-	216,460	-

Net loss and comprehensive loss	(16,203,835)	(5,305,953)	(31,923,092)	(10,958,624)

Net loss per share (note 10)
Basic and diluted	(0.16)	(0.06)	(0.32)	(0.13)
Weighted average number of shares outstanding (note 10)
Basic and diluted	100,155,910	82,443,816	98,920,879	82,228,014

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
For the six-month periods ended June 30, 2012 and 2011

(in Canadian dollars, except share data)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Cash flows from operating activities
Net loss	(16,203,835)	(5,305,953)	(31,923,092)	(10,958,624)
Adjustments for:
Share-based compensation costs	2,607,588	2,434,788	5,295,758	4,489,493
Depreciation	28,853	10,643	52,462	20,487
Finance income	(14,446)	(86,977)	(172,655)	(109,634)
Amortization of prepaid expenses and other non-cash items	1,003,246	73,680	1,198,813	267,555
Income tax recovery	-	-	(216,460)	-
Changes in operating assets and liabilities (note 11)	(103,954)	(350,690)	(3,179,492)	573,456
Interest received	87,840	126,778	152,796	149,435
Net cash used in operating activities	(12,594,708)	(3,097,731)	(28,791,870)	(5,567,832)

Cash flows from investing activities
Purchases of property, plant and equipment, net of disposals	(902)	(19,398)	(169,897)	(19,398)
Net cash used in investing activities	(902)	(19,398)	(169,897)	(19,398)

Cash flows from financing activities
Proceeds from private placement issuance of common shares, net of cash transaction costs of $2,662,528 (note 7)	-	-	37,337,471	-
Proceeds from the exercise of warrants (note 8)	287,000	526,695	1,070,683	930,195
Proceeds from the exercise of stock options (note 9)	-	42,740	124,079	379,709
Net cash provided by financing activities	287,000	569,435	38,532,233	1,309,904

Net change in cash and cash equivalents	(12,308,610)	(2,547,694)	9,570,466	(4,277,326)

Cash and cash equivalents at the beginning of the period	29,639,009	22,646,428	7,759,933	24,376,060

Cash and cash equivalents at the end of the period	17,330,399	20,098,734	17,330,399	20,098,734

Cash and cash equivalents components:
Cash	5,022,172	1,322,097	5,022,172	1,322,097
Cash equivalents	12,308,227	18,776,637	12,308,227	18,776,637
	17,330,399	20,098,734	17,330,399	20,098,734

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

1	Summary of business, reporting entity, basis of preparation and nature of operations and going concern

Summary of business

Alderon Iron Ore Corp. (“Alderon” or the “Company”) is an exploration-stage company engaged in the exploration and evaluation of mineral resource properties.   Currently, the Company is conducting iron ore exploration and evaluation activities related entirely to its properties located in Western Labrador.  Those properties are collectively referred to as the Kamistiatusset, or “Kami”, Property. All exploration, evaluation and other activities associated with the Kami Property are referred to as the Kami Project.

Reporting entity

The accompanying consolidated financial statements include the accounts of Alderon Iron Ore Corp., an entity incorporated under the laws of British Columbia, and its wholly-owned subsidiary, 0860132 BC Ltd.

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), under the symbol “ADV” and on the NYSE MKT, under the symbol “AXX”.

Basis of preparation and nature of operations and going concern

Basis of preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”), Interim Financial Reporting (“IAS 34”). The accounting policies adopted in these interim financial statements are consistent with the accounting policies adopted in the Company’s consolidated financial statements as of and for the years ended December 31, 2011 and 2010, and as such, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of and for the years ended December 31, 2011 and 2010.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 2.

These condensed interim consolidated financial statements were approved by the Company's Board of Directors on August 10, 2012.

Certain comparative figures have been reclassified to conform to the current period's presentation.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

Nature of operations and going concern

The accompanying condensed interim consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due (see also note 13).

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due and to obtain the necessary financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations or the receipt of proceeds from the disposition of its mineral property interests. Management is actively engaged in the review and due diligence on opportunities of merit in the mining sector and is seeking to raise the necessary capital to meet its funding requirements (see note 7). There can be no assurance that management’s plan will be successful.

If the going concern assumption were not appropriate for these financial statements, adjustments to the carrying value of assets and liabilities, reported expenses and condensed interim consolidated statement of financial position classifications would be necessary. Such adjustments could be material.

2           Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, expenses and related disclosures.  Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change.  As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Carrying value and recoverability of mineral properties

The carrying amount of Company’s mineral properties does not necessarily represent present or future values, and the Company’s mineral properties have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves.  Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of the Kami Project or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s mineral properties.

To the extent that any of management’s assumptions change, there could be a significant impact on the Company’s future financial position, operating results and cash flows.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

Fair value of stock options and warrants

Determining the fair value of warrants (see note 8) and stock options (see note 9) requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

3           Receivables

	As of June 30, 2012	As of December 31, 2011
	$	$

Sales tax credits	2,425,449	2,477,485
Deposits receivable	172,500	240,367
Interest receivable	59,660	39,801
Other	58,362	19,181
	2,715,971	2,776,834

4           Prepaid expenses and other current assets
	As of June 30, 2012	As of December 31, 2011
	$	$

Deposits on evaluation and exploration activities	1,268,550	1,982,433
Deferred charge	1,245,800	-
Other	344,512	68,048
	2,858,862	2,050,481

During the six months ended June 30, 2012, the Company incurred legal fees of $1,245,800 that are directly related to a probable future equity transaction (see note 7). These costs will be transferred to share capital upon completion of the equity transaction.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

5                Payables and accrued liabilities
	As of June 30, 2012	As of December 31, 2011
	$	$
Trade accounts payable	2,302,757	5,356,802
Accrued evaluation and exploration costs	2,559,492	477,055
Accrued salaries and benefits	532,265	852,500
Accrued drilling expenses	-	565,431
Other accrued liabilities	321,933	124,943
	5,716,447	7,376,731

6           Related party disclosures

Related parties and related party transactions impacting the accompanying consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel includes those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer, as well as any Vice Presidents reporting directly to a Corporate Executive Board member or officer, acting in that capacity.

Remuneration attributed to key management personnel can be summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Share-based compensation	2,119,051	2,108,359	3,434,987	3,484,225
Short-term benefits*	480,581	190,038	923,410	306,706
Incentive compensation other than share-based compensation	143,437	-	334,375	-
	2,743,069	2,298,397	4,692,772	3,790,931

*	include base salaries, pursuant to contractual employment or consultancy arrangements, Directors’ fees, applicable payroll taxes and other non-post-retirement benefits.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

Other related parties

Forbes West Management Corp. (“Forbes West”):  Forbes West is an entity that is owned by the Executive Chairman of the Company’s Board of Directors.  Forbes West provides certain administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.

Forbes & Manhattan, Inc. (“F&M”): F&M is an entity that is wholly owned by the spouse of the Vice Chairman of the Company’s Board of Directors. The Vice Chairman is the Executive Chairman of F&M, which in turn provides certain financial management and business consulting services to the Company.

2227929 Ontario Inc. (“Ontario”):  Ontario is an entity that shares office premises with F&M, which in turn acts from time to time as an agent for Ontario for various activities and services. Transactions, or portions thereof, that are effected for the benefit of the Company are charged by Ontario to the Company on a periodic basis.

Image Air Charter Ltd. (“Image Air”): On March 1, 2012, the Company entered into a two-year aircraft charter agreement (the “Agreement”) with Image Air for a plane that Image Air leases from a limited partnership. The Vice Chairman of the Company’s Board of Directors is the sole limited partner of this limited partnership. Per the Agreement, the minimum cost to the Company is $44,400 per month, with additional charges incurred for each hour that the aircraft is flown.

Transactions entered into with related parties other than key management personnel include the following:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	$	$	$	$
Forbes West	669,512	396,257	1,341,016	822,551
F&M	120,000	30,000	240,000	60,000
Ontario	-	8,274	-	54,685
Image Air	275,541	-	319,941	-
	1,065,053	434,531	1,900,957	937,236

Amounts owed to related parties other than management personnel are summarized below.

	As of June 30, 2012	As of December 31, 2011
	$	$
Forbes West	436,713	156,863
Image Air	127,414	-
	564,127	156,863

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

7           Share capital

On January 13, 2012, the Company completed a private placement with Liberty Metals & Mining Holdings, LLC (“Liberty”), a subsidiary of Liberty Mutual Group, pursuant to a subscription agreement that resulted in the issuance of 14,981,273 of the Company’s common shares in exchange for aggregate gross proceeds of $39,999,999, less cash transaction costs of $2,662,528, which in turn were comprised primarily of the placement agent’s cash placement fee equal to 6% of the gross proceeds. Pursuant to the terms of the related subscription agreement, Liberty has nominated one of its representatives to be appointed to Alderon’s Board of Directors.  Liberty also has a pre-emptive right to participate in any future equity financings of Alderon, and in the event that Liberty desires to sell any of the aforementioned purchased shares, Alderon will hold the right to identify a purchaser or purchasers to whom those shares shall be sold.

On April 13, 2012, the Company signed a definitive subscription agreement with Hebei Iron & Steel Group Co., Ltd. (“Hebei”), pursuant to which Hebei will purchase 25,828,305 of the Company’s common shares by way of a private placement. Upon closing of the private placement, Hebei will have the right to appoint two directors to the Company’s Board of Directors. Liberty indicated that it intends to exercise its pre-emptive right to maintain its relative proportionate interest in the Company following this private placement. Upon closing of the private placement, Hebei will acquire approximately 25,828,305 common shares for gross proceeds to the Company of $88,332,804, representing 19.9% of the issued and outstanding shares of Alderon, after giving effect to such issuance and the exercise by Liberty of its pre-emptive right, and Liberty will acquire approximately 3,805,576 common shares at the subscription price for additional gross proceeds to the Company of $13,015,070.

On closing of the aforementioned private placement, Hebei and Alderon also will enter into an arrangement pursuant to which Hebei, subject to the satisfaction of certain conditions, will invest an additional $105,667,196 in exchange for a 25% interest in the Kami Project. Hebei agrees to use its best efforts to assist in obtaining project debt financing for the Kami Project from financial institutions.

Hebei also has agreed to purchase, upon the commencement of commercial production, 60% of the actual annual production from the Kami Project up to a maximum of 4.8 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project. The price paid by Hebei will be based on the Platts Iron Ore Index (“Platts Price”), less a discount equal to 5% of such quoted price. Hebei also will have the option to purchase additional tonnages at a price equal to the Platts Price, without any such discount.

These agreements are subject to various governmental approvals from within the People’s Republic of China.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

8           Warrants

A summary of the activity related to the Company’s warrants is provided below.

	Six months ended June 30, 2012		Year ended December 31, 2011
	Number	Weighted average exercise price $	Number	Weighted average exercise price $

Balance, beginning of period	4,877,897	2.76	5,604,410	2.61
Granted	-	-	128,112	2.80
Exercised	(384,010)	2.79	(854,625)	1.77

Balance, end of period	4,493,887	2.76	4,877,897	2.76

9           Stock options

The following table summarizes the activity under the Company’s stock option plan (the “Plan”).

	Six months ended June 30, 2012		Year ended December 31, 2011
	Number	Weighted average exercise price $	Number	Weighted average exercise price $

Balance, beginning of period	11,636,300	2.57	5,085,000	1.88
Granted	1,390,000	3.13	6,825,000	3.04
Exercised	(86,300)	1.44	(273,700)	1.45
Forfeited	(37,500)	2.72	-	-

Balance, end of period	12,902,500	2.64	11,636,300	2.57

In May 2012, the Company increased the number of options available under the Plan to 15,000,000.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

Fair value input assumptions

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards for options granted during each of the periods presented.

	Six months ended June 30, 2012	Year ended December 31, 2011

Expected dividend yield	0.0%	0.0%
Estimated volatility	73.0%	94.3%
Weighted average risk-free annual interest rate	1.22%	1.64%
Weighted average expected life (years)	2.5	4.0
Estimated forfeiture rate	0.0%	5.42%
Grant date fair value	$1.39	$2.09

The Black-Scholes pricing model referred above uses “Level 2” inputs in calculating fair value, as defined by IFRS 7, Financial Instruments: Disclosures (“IFRS 7”), and as discussed in note 13.

10           Net loss per share

For the three-month and six-month periods ended June 30, 2012 and 2011, diluted net loss per share was calculated using the basic weighted average number of shares outstanding, since all outstanding warrants and stock options have been excluded from the calculation of diluted net loss per share because they were anti-dilutive. Accordingly, diluted net loss per share for each period was the same as the basic net loss per share.

The following table sets forth pertinent data relating to the calculation of the diluted weighted average number of shares outstanding, had the warrants and stock options not been anti-dilutive.

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Basic weighted average number of shares outstanding	100,155,910	82,443,816	98,920,879	82,228,014
Potentially dilutive effect of stock options	1,375,658	1,344,264	1,556,075	1,437,825
Potentially dilutive effect of warrants	48,633	366,738	236,935	823,710
Potentially diluted weighted average number of shares outstanding	101,580,201	84,154,818	100,713,889	84,489,549

The weighted average number of shares has been influenced most notably by share issuances made in connection with financing activities, such as a private placement, which in turn resulted in the issuance of an aggregate of 14,981,273 common shares (see note 7) during the six-month period ended June 30, 2012.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

11                 Supplemental disclosure of cash flow information

	Three months ended June 30,				Six months ended June 30,
	2012		2011		2012		2011
	$		$		$		$
Changes in operating assets and liabilities
Receivables		1,073,935		(123,513)		80,722		2,679
Prepaid expenses and other current assets		(650,964)		(723,560)		(2,007,194)		(834,870)
Payables and accrued liabilities		(684,109)		507,304		(1,660,284)		1,347,933
Due to related parties		57,184		(10,921)		407,264		57,714
Other non-current assets		100,000		-		-		-
		(103,954)		(350,690)		(3,179,492)		573,456

12           Capital disclosures

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents being its primary component, is to ensure sufficient liquidity to fund: exploration and evaluation activities; general and administrative expenses; environmental, aboriginal, government and community expenses; working capital; and capital expenditures.

Management regularly monitors the Company’s capital structure and makes adjustments thereto based on funds available to the Company for the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for capital management, but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage, and the Company does not generate any revenue. Accordingly, the Company is dependent upon sources of external financing to fund both its exploration programs and its other costs. While the Company endeavours to minimize dilution to its shareholders, management has in the past engaged in dilutive financial transactions, such as private placements, and may engage in dilutive arrangements in the future.

The Company’s policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s Kami Project. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

13                Financial instruments, financial risk management and fair value

Financial assets (liabilities) as of June 30, 2012 and December 31, 2011 are presented below.

June 30, 2012	Loans and receivables	Other financial liabilities	Total
	$	$	$

Cash and cash equivalents	17,330,399	-	17,330,399
Receivables (note 3)	290,522	-	290,522
Payables and accrued liabilities (note 5)	-	(5,716,447)	(5,716,447)
Due to related parties (note 6)	-	(564,127)	(564,127)
	17,620,921	(6,280,574)	11,340,347

December 31, 2011	Loans and receivables	Other financial liabilities	Total
	$	$	$

Cash and cash equivalents	7,759,933	-	7,759,933
Receivables (note 3)	299,349	-	299,349
Payables and accrued liabilities (note 5)	-	(7,376,291)	(7,376,291)
Due to related parties (note 6)	-	(156,863)	(156,863)
	8,059,282	(7,533,154)	526,128

In the preceding tables, receivables exclude sales tax credits, and payables and accrued liabilities exclude taxes payable.

Financial risk management

The Company is exposed in varying degrees to certain risks arising from financial instruments, as discussed below.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As discussed in note 12, the Company’s capital management objectives include working to ensure that the Company has sufficient liquidity to fund Company activities that are directly and indirectly related to the advancement of the Kami Project.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

The Company endeavours to ensure that it will have sufficient liquidity in order to meet short- to medium-term business requirements and all financial obligations as those obligations become due. Historically, sufficient liquidity has been provided predominantly through external financing initiatives, including traditional and flow-through private placements to investors and institutions. The Company will continue to rely upon sources of external financing in future periods until such time as commercial production commences. Given the uncertainty as to the Company’s access to financing, and notwithstanding the Company’s successful or planned capital-raising activities both prior to June 30, 2012 (see note 7) and subsequent thereto (see note 15), there can be no assurance that the Company will continue to maintain a level of cash and cash equivalents such that available balances will be sufficient to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the date of any future consolidated statement of financial position.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash and cash equivalents are held in deposit at high-credit quality Canadian financial institutions.  As a result, management considers the risk of non-performance related to cash and cash equivalents to be minimal.

Fair value

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 7 are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 –	Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the Company’s cash and cash equivalents, receivables, payables and accrued liabilities and amounts due to related parties approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

14           Commitments

In May 2012, the Company entered into a $500,000 letter of credit agreement in favour of a supplier with respect to engineering and investigation work related to providing transmission and electrical plant and services for the Kami Property. The amount of the letter of credit is payable to the supplier in the event that the Company fails to perform any of its obligations under the related contractual arrangement and will expire in August 2012.

On March 1, 2012, the Company entered into a two-year aircraft charter agreement (see note 6). As of June 30, 2012, the total fixed portion of this commitment to be paid over the remaining term of the underlying agreement is $888,000 ($266,400 in 2012, $532,800 in 2013 and $88,800 in 2014).

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

15           Subsequent events

Port of Sept-Îles agreement

On July 13, 2012, the Company entered into an agreement with the Sept-Îles Port Authority (the “Port”) to secure usage of a new multi-user deep water dock facility that the Port is constructing (the “Port Agreement”).  Pursuant to the Port Agreement, Alderon has reserved an annual capacity of eight million metric tonnes of iron ore that Alderon can ship through the Port.

Also per the Port Agreement, the Company has agreed to make an initial payment (the “Buy-in Payment”), which constitutes an advance on Alderon’s future shipping fees.  The Buy-in Payment, which is based on Alderon’s reserved annual capacity, amounts to $20,465,000 and is payable in two equal installments, the first of which was paid upon signing the Port Agreement, and the second of which is due no later than July 1, 2013. As security for the second installment of the Buy-in Payment, Alderon is required to provide an irrevocable guarantee of equivalent value. The Buy-in Payment will be reimbursed to the Company via a discount that will be applied to shipping fees to be billed by the Port once Alderon’s usage of the multi-user facility commences.

The Port Agreement includes a base fee schedule for wharfage and equipment fees for iron ore loading for Alderon’s shipping operations. The rates commence in 2014 and are on a sliding scale based on the volume of iron ore that is shipped. The term of the agreement is 20 years from the execution date, with the option to renew for further five year terms, up to a maximum of four renewals.

Bridge financing

On July 13, 2012, Liberty provided a bridge loan to Alderon in the amount of $10,500,000 in order for Alderon to make the first installment of the Buy-in Payment to the Port, discussed above.  Liberty also has agreed to provide a further $10,500,000 (the “Additional Note”), if necessary, in order for Alderon to obtain the guarantee required for the second installment.

The maturity date of the bridge loan, which is a senior secured promissory note (the “Note”), is September 30, 2012 (the “Initial Maturity Date”); however, Alderon has the ability to extend the maturity date to March 31, 2014 (the “Extended Maturity Date”). In the event of such an extension, the Note becomes convertible at Liberty’s option into Alderon common shares at a conversion price equal to the volume weighted average trading price of Alderon’s common shares on the TSX for the five days prior to the date that Liberty delivers a conversion notice. The Note is secured with a mortgage over the Kami Property and bears interest at a rate of 8% per annum, calculated and payable on the Initial Maturity Date. In the event the Company exercises its option to extend the maturity date, the interest rate will increase to 9.5% per annum, beginning on October 1, 2012.

Also per the terms of the Note, if the Company consummates the subscription transaction with Hebei (see note 7) prior to the Initial Maturity Date or the Extended Maturity Date, as applicable, the Company is required to repay the entire principal amount of the Note then outstanding, together with all accrued and unpaid interest thereon.

Pursuant to the terms of the Note, the Company has agreed to pay Liberty an establishment fee, equivalent to 1.5% of the principal amount of the Note as well as a commitment fee, equivalent to 0.75% of the principal amount of the Additional Note.  Both the establishment fee and the commitment fee are payable from the gross proceeds of the Note.

Alderon Iron Ore Corp.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As of June 30, 2012 and for the three-month and six-month periods ended June 30, 2012 and 2011

(amounts in Canadian dollars, except share/option/warrant data)

Letter of credit

In August 2012, the Company entered into a $2,750,000 letter of credit agreement in favour of a supplier with respect to engineering services for the Kami Property. The amount of the letter of credit is payable to the supplier in the event that the Company fails to perform any of its obligations under the related contractual arrangement and will expire in November 2012.

Rail feasibility study collaboration

On August 9, 2012, the Company committed to work with Canadian National Railway Company on a feasibility study for a proposed rail line and terminal handling facility to connect the Labrador Trough to the Port of Sept-Îles, Quebec. This proposed multi-user rail line is expected to include a fully operational and continuous railroad network, as well as a multi-user material handling facility located at the Port of Sept-Îles. In connection with this agreement, Alderon will contribute $1.5 million over the next twelve months towards completion of the feasibility study and to secure capacity on the new rail line. These funds would be refunded to Alderon under certain circumstances.